Exhibit 99.1

SIGMA LITHIUM ENVIRONMENTAL LICENSE FOR BARREIRO MINE
IS AWARDED WITH UNANIMOUS APPROVAL,

ENABLING CONTINUOUS INDUSTRIAL-MINING INTEGRATED
OPERATIONS THROUGHOUT THE 16-YEAR TERM OF DEVELOPMENT BANK FINANCING

December 20, 2024. São Paulo, Brazil – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34) (“Sigma Lithium” or the “Company”), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon-neutral, socially and environmentally sustainable lithium concentrate, is pleased to announce the receipt of a Triple Environmental License (Licenca Operacional (LO), Licenca Previa (LP), Licenca Instalacao (LI)) for its Barreiro mine. Barreiro is the second mine site within the Grota do Cirilo property, the Company's 100% owned operation in Brazil, planned for sequential integration to feed the Company's Greentech Industrial Plant in the coming years.

Following a rigorous evaluation process, the Triple Environmental License was approved by a unanimous vote, including the votes by all NGO members, in a meeting held today by the members of the Chamber of Mining Activities (Camara Tecnica Especializada em Atividades Minerarias) of Minas Gerais, Brazil.

This significant milestone secures the long-term continuous mining operations and spodumene ore feedstock supply for the Company’s Greentech Industrial Complex throughout the 16-year term of the BNDES financing.

While current operations do not require immediate mining at the Barreiro Mine, Sigma Lithium has consistently emphasized a proactive approach to environmental permitting. The Company initiated the environmental assessment studies in January 2021 and filed for its environmental license in July 2022. Furthermore, the Company commenced the deployment of social capex to benefit the communities in 2023. In partnership with the Municipalities of Aracuai and Itinga, Sigma Lithium has funded the construction of a school and a childcare unit, and has commissioned two NGOs to provide after-school educational and cultural activities for local children.

This strategic foresight ensures that the Company is well-positioned for future growth and expansion plans. The award of the Triple Environmental License demonstrates this commitment and provides the Company with the necessary regulatory approvals for future operations at Barreiro when required.

Ana Cabral, CEO of Sigma Lithium, stated, “We are very pleased to have received the construction, installation and operation triple environmental permit required for our Barreiro mine from the Mining Chamber of the State of Minas Gerais. This license provides us with the regulatory framework necessary for our future operations at Barreiro, ensuring a consistent and reliable supply of lithium feedstock for years to come. We deeply appreciate the trust and confidence placed in us by the state of Minas Gerais to continue developing one of the world’s most sustainable lithium operations. The unanimous approval of the Triple Environmental License is a testament to our years-long proactive community engagement activities with our future neighbors, investing social capex well in advance of mining activities, underscoring our unwavering commitment to sustainable and responsible mining practices.”

ABOUT SIGMA LITHIUM

Sigma Lithium (TSXV/NASDAQ: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon-neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant, delivering net zero carbon lithium, produced with zero carbon intensive energy, zero potable water, zero toxic chemicals and zero tailings dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of lithium concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Investor Relations ir@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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